                             SEC FILE NUMBER 0-21782

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2003
                 --------------

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------
                 (Translation of Registrant's Name Into English)

              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  A    Form 40-F
                   ----

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes        No   A
             ----      ------

      (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728) OF
      FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 16 September 2003                  FLETCHER CHALLENGE FORESTS LIMITED

                                        /s/ P M GILLARD

                                        P M GILLARD
                                        SECRETARY
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[FLETCHER CHALLENGE FORESTS GRAPHIC]

                             [NEWS RELEASE GRAPHIC]

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).


                      FLETCHER CHALLENGE FORESTS ANNOUNCES
                        UNSOLICITED BID FOR FOREST ESTATE

Auckland, 16 September 2003 - Fletcher Challenge Forests (FCF) advises that it has today received an unsolicited bid from Kiwi Forests Group Limited (Kiwi) to acquire FCF's entire forest estate. Kiwi has signed term sheets with Prudential Timber Investments Inc. and Evergreen Forests Limited for those parties to in turn acquire substantial portions of the FCF estate from Kiwi upon completion.

The offer comprises NZ$550 million in cash, plus Evergreen securities.

The bid is subject to entering into a formal sale and purchase agreement, confirmatory due diligence, regulatory approvals and final consortium member board/shareholder approvals. Financing is not a condition. The FCF Board and management are evaluating the bid and are considering what action to take in relation to it.

                                                                            Ends

TO:          BUSINESS EDITOR                From:                Paul Gillard
                                            Company Secretary & General Counsel

Fax/Email:   AUTO                           FLETCHER CHALLENGE FORESTS LTD

                                            Telephone:           64-9-571 9846
                                            Fax:                 64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.